SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March, 2020

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

YPF Sociedad Anónima

ITEM

1 Translation of letter to the Buenos Aires Stock Exchange dated March 5, 2020.

Autonomous City of Buenos Aires, March 5, 2020

To:

Bolsa de Comercio de Buenos Aires

(Buenos Aires Stock Exchange)

Ref: Financial Statements as of 12/31/2019

In order to fulfill the requirements of Article No. 62, of the ByMA Listing Regulations, we inform you that the Company’s Board of Directors approved, at its meeting held on March 5, 2020, the consolidated financial statements for the year ended December 31, 2019. Relevant information of such financial statements of YPF S.A. follows:

1) Statement of income (1) (in millions of pesos)

Attributable to shareholders of the Company	(34,071)
Attributable to minority interests	692

Total net income for the period	(33,379)

2) Other comprehensive income (1) (in millions of pesos)

Attributable to shareholders of the Company	219,666
Attributable to minority interests	1,701

Total other comprehensive income for the period	221,367

3) Comprehensive income (1) (in millions of pesos)

Attributable to shareholders of the Company	185,595
Attributable to minority interests	2,393

Total comprehensive income for the period	187,988

4) Detail of Shareholders’ equity as of 12/31/2019 (1) (in millions of pesos)

Shareholders’ contributions:
Subscribed Capital	3,924
Adjustment to contributions	6,085
Shares in treasury	9
Adjustment to shares in treasury	16
Stock compensation plan	117
Acquisition cost of treasury shares	177
Share trading premium	(396)
Issuance premiums	640

Total shareholders’ contributions	10,572

Legal reserve	2,007
Reserve for future dividends	2,500
Reserve for investments	44,255
Reserve for repurchase of own shares	500
Reserve for NIIF special initial adjustment	—
Other comprehensive income	516,786
Retained earning	(34,071)

Subtotal Shareholders’ equity	542,549

Minority interests	5,550

Total Shareholders’ equity	548,099

(1)	Amounts in accordance with IFRS

5) Shares owned by the parent group

As of December 31, 2019, the number of shares belonging to the controlling shareholder of the Company amounted to 200,593,289 shares, which include 200,589,525 class D shares and 3,764 class A shares.

6) Shares with rights to securities representing debt convertible into shares and/or purchase options over company shares, corresponding to ownership of the shareholder or parent group

None.

7) Parent shareholder of the company

Federal Government—Secretary of Energy, with legal domicile at Hipólito Yrigoyen 250, Autonomous City of Buenos Aires.

Yours faithfully,

Ignacio Rostagno Market Relations Officer YPF S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: March 5, 2020	By:	/s/ Ignacio Rostagno
	Name:	Ignacio Rostagno
	Title:	Market Relations Officer